FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 21, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Fourth Quarter and Full Year Ended December 31, 2015

March 21, 2016

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, today announces its audited IFRS financial results for the three months and full year ended December 31, 2015.

Key Financial Highlights of FY 2015

•                  Consolidated group revenue increased 5.0% y-o-y to RUB 431.2 bln

•                  Total revenue in Russia rose 4.4% y-o-y to RUB 391.2 bln

•                  Mobile service revenue in Russia improved 2.0% y-o-y to RUB 296.2 bln

•                  Data traffic revenue in Russia grew 19.8% y-o-y to RUB 77.2 bln

•                  Handset sales in Russia increased 37.4% y-o-y to RUB 40.3 bln

•                  Active subscriber base grows 3.5% for the Group to 107.8 mln

•                  Group adjusted OIBDA declines 2.0% y-o-y to RUB 175.5 bln

•                  OIBDA in Russia steady y-o-y at RUB 165.1 bln

•                  MTS sets its Group guidance for 2016:

•                  Group revenue growth of more than 4%

•                  Group adjusted OIBDA growth of -2 to +1%

•                  Reduction of Group CAPEX to RUB 85 bln

Key Corporate and Industry Highlights

•                  Won a federal spectrum auction in Russia and gained a lot in the 2.6 Ghz frequency range to provide services on the LTE-TDD standard

•                  Acquisition of the licenses to provision mobile telecommunications services in the GSM standard, LTE standard and its subsequent modifications in the 1710-1785 MHz and 1805-1880 MHz ranges in Amur Region, North-Ossetia-Alania, Orenburg Region, Perm Krai and in Komi-Perm District, for a total amount of RUB 1.91 bln through an auction held by The Federal Service for Supervision in the Sphere of Communications, Information Technologies and Mass Media (Roskomnadzor)

•                  Agreement with VimpelCom PJSC (the Beeline brand) to share LTE spectrum in the 2600 MHz range in 20 Russian regions beginning in 2016. Spectrum sharing will allow operators to double data transfer speeds available to the subscribers at peak speeds of 150 Mb/s

•                  Together with nine leading operators launched a new Partnering Operator Alliance that will allow partner businesses to more efficiently and quickly bring innovative products and services to customers around the world. Companies represented in the partnership can reach a potential customer base of around one billion customers in more than 80 countries around the world

•                  Completion of acquisition of 100% of shares of NVision Group JSC (“NVision Group”), from subsidiaries of Sistema JSFC (LSE: SSA), the parent company of MTS, in accordance with the agreements signed and disclosed on July 17, 2015

•                  In December, MTS also finalized the merger of 4 wholly owned operational subsidiaries — Penza GSM JSC, Smarts-Ufa JSC, Smarts-Ivanovo JSC and Comstar-Regions CJSC, which continues its policy of simplifying its corporate structure and consolidating subsidiaries

•                  Paid out record dividend amount of RUB 25.17 per share, or a total of RUB 52.0 bln, during calendar year 2015

Commentary

Mr. Andrei Dubovskov, President and CEO, commented, “We are pleased to announce the conclusion of another successful year of growth for MTS. Group revenue increased 5% to over RUB 431 bln as we continue to execute on our 3D strategy. We see sustained demand for data throughout our markets of operation, and we were pleased to finally be able to bring high-speed data services to our customers in Ukraine with the acquisition of a 3G license early last year.”

Mr. Dubovskov continued, “Despite continued macroeconomic volatility, we finished the year 0.7 percentage points above our forecasted Adjusted OIBDA margin of 40%. For the year, adjusted Group OIBDA declined slightly by 2% to RUB 175.5 bln, primarily due to macroeconomic factors, regulatory changes in Ukraine and aggressive behavior by our competitors in retail distribution in Russia.”

Mr. Vasyl Latsanych, Chief Marketing Officer, commented, “For the year, total revenue in Russia increased by 4.4% to over RUB 391 bln. Over the course of the year, we saw a number of macroeconomic factors impact our business, but our overall robust mobile business overcame these challenges. Our mobile business revenue increased 5.2% not only due to the sustained growth in our active subscribers but also to the impact of increasing data traffic revenue, driven by the rise in smartphone penetration and data adoption.

Mr. Latsanych continued, “In our fixed-line business, revenue fell slightly in 2015 by 1.5%. However, we were encouraged by growth of 2.9% year-over-year in Q4 2015. This was driven by our steady growth in B2C market share; over the quarter, we increased our broadband subscriber base by close to 100,000 subscribers.”

In Ukraine, revenue for the year declined slightly by 0.6% to above UAH 10 bln. We have been steadily building out3G throughout Ukraine and launched in every major metropolitan market under the Vodafone brand, so that by the end of the year we could boast a network on par with our major competitor.

Among our foreign subsidiaries, we note that revenue in Armenia fell year-over-year by over 8% as macroeconomic factors impact usage of services like international calling and roaming. In Turkmenistan, revenue jumped 3.9% for the year, which was driven largely by increased usage. In Uzbekistan, however, we saw impressive revenue growth of over 51% Q-on-Q as we exceeded 1 million subscribers in Q4.

Mr. Alexey Kornya, Vice President, Finance and Investments and Chief Financial Officer, further commented, “Group net income declined 3.5% for the year to 49.5 billion rubles. In addition to OIBDA trends, primary factors for the decline include increased depreciation and amortization costs as we expand our networks and higher financing costs. Other market-specific items include an impairment charge related to our Armenia business; and losses from renewed operations in Uzbekistan.

Free cash flow for the year amounted to close to RUB 51 bln. This slight decline from 2014 primarily reflects OIBDA trends, but we obviously saw pressure from our Russian commercial strategy as higher handset sails negatively impact working capital. CAPEX overall was slightly higher than we anticipated largely due to currency volatility within our markets.

Recently, as part of our commitment to shareholder returns, we acquired shares representing 3.29% of MTS’s share capital as part of our liquidation of MTS Bermuda, a subsidiary which we established to execute a share buyback program in 2006. Since the shares are now held in treasury by PJSC MobileTeleSystems, they have no voting rights and, as such, we are not permitted to take dividends on these shares.

By the end of the period, total debt stood at RUB 348 bln. Our net debt/LTM OIBDA remains constant at 1.2x, a comfortable level for the Company and low by industry standards. Recent growth in this coefficient is largely currency-driven due to ruble volatility, but we remind investors that 97% of our non-ruble debt position is currently covered by a combination of short-term deposits and stable long-term investments all of which are denominated in US dollar or Euro. We remain focused on sustaining a strong balance sheet and identifying further ways to optimize our debt portfolio.

Mr. Dubovskov continued, “Looking ahead to 2016, we expect growth in Group revenue to exceed 4%. Key factors will include:

•                  overall business activity and customer behavior in this volatile macro environment

•                  growth of data usage in our markets of operation

•                  handset sales and commercial strategies in response to our competitors’ aggressiveness in retail; and

•                  growth of B2C broadband and pay-tv services in Russia.

As for adjusted Group OIBDA, we anticipate growth in a range from -2% to +1% for the year. Our markets remain volatile due to a number of factors, including:

•                  heightened competition in retail distribution in Russia due to aggressive behavior by our competitors;

•                  the build-out of 3G in Ukraine and non-market factors impacting our profitability;

•                  developments in other foreign subsidiaries; and

•                  macroeconomic factors and currency volatility throughout our markets of operation.

We also anticipate reducing spending on capital investments by RUB 11 bln to RUB 85 bln for the upcoming year.

Additional Information

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

Conference Call

The conference call will start today at:

18:00 hrs (Moscow time)

15:00 hrs (London time)

11:00 hrs (US Eastern time)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 1907472

From Russia + 7 495 705 9450

From the UK: + 44(0)20 3427 1911

From the US: + 1212 444 0896

The conference call will also be available at: http://www.mtsgsm.com/news/reports/ via audio webcast.

A replay of the conference call will be available for seven days on the following telephone numbers:

From the US: +1 347 366 9565 PIN 1907472

From the UK: +44(0)20 3427 0598 PIN 1907472

This press release provides a summary of some of the key financial and operating indicators for the period ended December 31, 2015. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q4’15	Q4’14	y-o-y		Q3’15	q-o-q		2015	2014	y-o-y
Revenues	113,325	107,202	+5.7%		115,034	-1.5%		431,232	410,780	+5.0%
Adjusted OIBDA	43,495	44,346	-1.9%		48,019	-9.4%		175,546	179,127	-2.0%
- margin	38.4%	41.4%	-3.0	pp	41.7%	-3.3	pp	40.7%	43.6%	-2.9	pp
Operating profit	18,876	22,852	-17.4%		27,319	-30.9%		87,859	105,702	-16.9%
- margin	16.7%	21.3%	-4.6	pp	23.7%	-7.0	pp	20.4%	25.7%	-5.3	pp
Net profit	7,135	1,381	+416.6%		14,393	-50.4%		49,489	51,307	-3.5%
- margin	6.3%	1.3%	+5.0	pp	12.5%	-6.2	pp	11.5%	12.5%	-1.0	pp

Russia Highlights

RUB mln	Q4’15	Q4’14	y-o-y		Q3’15	q-o-q		2015	2014	y-o-y
Revenues(1)	102,537	98,043	+4.6%		103,917	-1.3%		391,214	374,893	+4.4%
- mobile	74,928	74,621	+0.4%		77,967	-3.9%		296,165	290,371	+2.0%
- fixed	15,513	15,966	-2.8%		15,076	+2.9%		61,614	62,533	-1.5%
-sales of goods	13,840	9,220	+50.1%		12,615	+9.7%		40,320	29,351	+37.4%
OIBDA	41,116	41,365	-0.6%		44,527	-7.7%		165,058	165,032	0.0%
- margin	40.1%	42.2%	-2.1	pp	42.8%	-2.7	pp	42.2%	44.0%	-1.8	pp
Net profit	11,817	4,522	+161.3%		13,448	-12.1%		53,120	44,368	+19.7%
- margin	11.5%	4.6%	+6.9	pp	12.9%	-1.4	pp	13.6%	11.8%	1.8	pp

	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15	2014	2015
ARPU (RUB)	336,5	315,4	323,6	341,3	323,2	338,2	325,7
MOU (min)	393	367	388	386	387	372	381
Churn rate (%)	11.0%	10.1%	9.1%	9.7%	10.8%	41.1%	39.6%

Ukraine Highlights

UAH mln	Q4’15	Q4’14	y-o-y		Q3’15	q-o-q		2015	2014	y-o-y
Revenues	2,405	2,282	+5.4%		2,572	-6.5%		10,027	10,084	-0.6%
Adjusted OIBDA	885	963	-8.1%		1048	-15.6%		4,113	4,691	-12.3%
- margin	36.8%	42.2%	-5.4	pp	40.8%	-4.0	pp	41.0%	46.5%	-5.5	pp
Net profit	412	(141)	n/a		569	-27.6%		2,290	2,425	-5.6%
- margin	17.1%	n/a	n/a		22.1%	-5.0	pp	22.8%	24.0%	-1.2	pp

	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15	2014	2015
ARPU (UAH)	34,8	42,7	39,2	41,7	38,8	39,7	40,6
MOU (min)	480	508	502	500	523	554	508
Churn rate (%)	17.6%	5.5%	5.6%	6.9%	6.6%	34.2%	24.5%
SAC (UAH)	69,3	69,2	86,7	76,2	83,4	57,6	79,5
- dealer commission	40	44,6	48,7	47,7	48,6	34,2	47,5
- adv&mktg	20,3	16,6	25,8	17,1	20,9	15,4	20,0
- handset subsidy	2,8	0,2	1,9	1,5	1,1	1,4	1,6
- SIM card & voucher	6,2	7,7	10,4	9,9	12,8	6,5	10,4

(1)  Revenue, net of intercompany operations

Armenia Highlights

AMD mln	Q4’15	Q4’14	y-o-y		Q3’15	q-o-q		2015	2014	y-o-y
Revenues	16,481	19,572	-15.8%		19,296	-14.6%		71,177	77,651	-8.3%
Adjusted OIBDA	7,629	9,112	-16.3%		9,984	-23.6%		34,251	38,014	-9.9%
- margin	46.3%	46.6%	-0.3	pp	51.7%	-5.4	pp	48.1%	49.0%	-0.9	pp
Net profit	(17,119)	(897)	n/a		4,107	n/a		(6,514)	14,410	n/a
- margin	n/a	n/a	n/a		21.3%	n/a		n/a	18.6%	n/a

	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15	2014	2015
ARPU (AMD)	2,957	2,565	2,836	2,940	2,494	2,993	2,706
MOU (min)	523	493	536	545	533	508	524
Churn rate (%)	9.5%	8.7%	8.4%	8.3%	8.7%	33.9%	34.0%
SAC (AMD)	6,262	5,546	5,767	5,096	5,598	5,363	5,488

Turkmenistan Highlights

TMT mln	Q4’15	Q4’14	y-o-y		Q3’15	q-o-q		2015	2014	y-o-y
Revenues	75	76	-0.8%		75	0.5%		293	282	+3.9%
OIBDA	28	30	-6.4%		29	-2.9%		110	117	-5.3%
- margin	37.9%	40.2%	-2.3	pp	39.3%	-1.4	pp	37.7%	41.3%	-3.6	pp
Net profit	15	17	-10.6%		16	-2.6%		56	65	-13.5%
- margin	20.3%	22.4%	-2.1	pp	20.9%	-0.6	pp	19.2%	23.0%	-3.8	pp

	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15	2014	2015
ARPU (TMT)	14,8	13,7	14,4	15,4	15,5	13,8	14,7
MOU (min)	553	504	515	511	499	563	501
Churn rate (%)	10.3%	12.1%	13.0%	12.0%	12.6%	43.3%	49.2%
SAC (TMT)	26,1	28,9	28,3	25,8	24,6	25,2	26,8

Uzbekistan Highlights

UZS mln	Q4’15	Q4’14	y-o-y	Q3’15	q-o-q	2015	2014	y-o-y
Revenues	82,384	4,547	+1711.8%	54,443	+51.3%	193,517	4,547	+4155.9%
OIBDA	2,583	(28,666)	n/a	(5,473)	n/a	(63,944)	(28,666)	n/a
- margin	3.1%	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net profit	(22,071)	(25,057)	n/a	(28,648)	n/a	(120,695)	(25,057)	n/a
- margin	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15	2014	2015
ARPU (UZS)	n/a	21,027	23,373	23,976	27,101	n/a	24,717
MOU (min)	445	356	462	530	527	445	501
Churn rate (%)	n/a	8.4%	13.0%	14.3%	17.1%	n/a	59.2%

Belarus Highlights

BYR bln	Q4’15	Q4’14	y-o-y		Q3’15	q-o-q		2015	2014	y-o-y
Revenues	1,542	1,327	+16.2%		1,440	+7.1%		5,459	4,974	+9.7%
Adjusted OIBDA	700	667	+5.0%		673	+4.1%		2,687	2,562	+4.9%
- margin	45.4%	50.3%	-4.9	pp	46.7%	-1.3	pp	49.2%	51.5%	-2.3	pp
Net profit	513	529	-3.1%		469	+9.3%		1,828	1,487	+23.0%
- margin	33.3%	39.9%	-6.6	pp	32.6%	+0.7	pp	33.5%	29.9%	+3.6	pp

	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15	2014	2015
ARPU (BYR 000’s)	74.3	68.8	73.3	75.6	76.3	69.0	73.5
MOU (min)	480	448	470	472	468	482	463
Churn rate (%)	5.8%	5.1%	4.7%	4.9%	5.1%	22.3%	19.7%
SAC (BYR 000’s)	189.1	201.5	222.8	217.1	216.8	157.5	214.8

CAPEX Highlights

RUB mln	FY 2014	FY 2015
Russia(2)	85,491	79,619
- as % of rev	22.8%	20.4%
Ukraine(3)	4,210	12,427
- as % of rev	12.8%	44.1%
Armenia	1,142	1,371
- as % of rev	16.0%	15.2%
Turkmenistan	1,084	500
- as % of rev	28.4%	9.8%
Uzbekistan	1	2,195
- as % of rev	0.6%	47.6%
Group	91,929	96,111
- as % of rev	22.4%	22.3%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

(2)  Excluding costs of RUB 3.381 mln related to the acquisition of a 4G license in Russia in 2015

(3)  Excluding purchase of 3G license in Ukraine in the amount of RUB 7,044 mln in 2015

Attachments to the Fourth Quarter 2015

Earnings Press Release

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS,  as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating income when there were significant excluded one off effects.  OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating profit	22,852	19,163	22,501	27,319	18,876
Less: Gain from reentrance in Uzbekistan	(3,130)		—	—	—
Add: Provision for cash balances deposited in distressed Ukrainian banks	5,138	1,698	—	—	—
Add: Loss from impairment of goodwill in Armenia	—	—	—	—	3,516
Adjusted operating profit	24,860	20,861	22,501	27,319	22,392
Add: D&A	19,486	20,448	20,221	20,700	21,103
Adjusted OIBDA	44,346	41,309	42,722	48,019	43,495

Russia (RUB mln)	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating profit	24,299	21,091	23,728	27,275	23,481
Add: D&A	17,065	17,080	17,517	17,252	17,634
OIBDA	41,365	38,171	41,245	44,527	41,115

Ukraine (RUB mln)	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating profit/(loss)	(3,468)	693	1,190	1,675	1,158
Add: Provision for cash balances deposited in distressed Ukrainian banks	5,138	1,698	—	—	—
Adjusted operating profit	1,670	2,391	1,190	1,675	1,158
Add: D&A	1,448	1,344	1,107	1,358	1,390
Adjusted OIBDA	3,118	3,735	2,297	3,032	2,548

Armenia (RUB mln)	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating profit	464	436	412	680	(3,122)
Add: Loss from impairment of goodwill in Armenia	—	—	—	—	3,516
Adjusted operating profit	464	436	412	680	394
Add: D&A	523	623	525	626	656
Adjusted OIBDA	986	1,059	937	1,306	1,050

Turkmenistan (RUB mln)	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating profit	329	252	237	326	330
Add: D&A	177	205	165	203	209
OIBDA	506	458	402	529	538

Uzbekistan (RUB mln)	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating profit	—	(2,134)	(1,373)	(1,404)	(1,163)
Add: D&A	—	1,209	917	1,275	1,228
OIBDA	—	(925)	(455)	(128)	65

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating margin	21.3%	19.1%	21.9%	23.7%	16.7%
Less: Gain from reentrance in Uzbekistan	(2.9)%	—	—	—	—
Add: Provision for cash balances deposited in distressed Ukrainian banks	4.8%	1.7%	—	—	—
Add: Loss from impairment of goodwill in Armenia	—	—	—	—	3.1%
Adjusted operating margin	23.2%	20.8%	21.9%	23.7%	19.8%
Add: D&A	18.2%	20.4%	19.7%	18.0%	18.6%
Adjusted OIBDA margin	41.4%	41.2%	41.6%	41.7%	38.4%

Russia	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating margin	24.8%	23.3%	25.2%	26.2%	22.9%
Add: D&A	17.4%	18.9%	18.6%	16.6%	17.2%
OIBDA margin	42.2%	42.2%	43.7%	42.8%	40.1%

Ukraine	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating margin	(46.4)%	8.8%	20.2%	22.5%	16.7%
Add: Provision for cash balances deposited in distressed Ukrainian banks	68.8%	21.5%	—	—	—
Adjusted operating margin	22.4%	30.2%	20.2%	22.5%	16.7%
Add: D&A	19.4%	17.0%	18.8%	18.2%	20.0%
Adjusted OIBDA margin	41.7%	47.3%	38.9%	40.7%	36.7%

Armenia	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating margin	21.7%	19.8%	20.1%	26.9%	n/a
Add: Loss from impairment of goodwill in Armenia	—	—	—	—	155.0%
Adjusted operating profit	21.7%	19.8%	20.1%	26.9%	17.4%
Add: D&A	24.4%	28.3%	25.7%	24.8%	28.9%
Adjusted OIBDA margin	46.1%	48.1%	45.8%	51.7%	46.3%

Turkmenistan	Q4’14	Q1’15	Q2’15	Q3’15	Q4’15
Operating margin	26.2%	19.8%	22.0%	24.3%	23.4%
Add: D&A	14.1%	16.1%	15.4%	15.1%	14.8%
OIBDA margin	40.2%	36.0%	37.4%	39.4%	38.1%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments, long-term deposits and effect of hedging of non-ruble denominated debt. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Dec 31, 2014	As of Dec 31, 2015
Current portion of LT debt and of finance lease obligations	41,955	54,346
LT debt	240,860	282,435
Finance lease obligations	8,857	11,231
Total debt	291,672	348,012
Less:
Cash and cash equivalents	61,410	33,464
ST investments	9,942	49,840
LT deposits	13,671	30,677
Effects of hedging of non-ruble denominated debt	21,936	18,174
Net debt	184,713	215,857

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For twelve months ended Dec 31, 2014	For twelve months ended Dec 31, 2015
Net cash provided by operating activities	158,979	144,088
Less:
Purchases of property, plant and equipment	(73,573)	(76,671)
Purchases of intangible assets(4)	(18,356)	(19,440)
Proceeds from sale of property, plant and equipment	619	2,988
Investments in and advances to associates	(7,767)	—
Acquisition of subsidiaries, net of cash acquired	(2,755)	—
Free cash flow	57,147	50,965

(4)  Excluding purchases of 3G license in Ukraine (RUB 7.044 bln) and 4G license in Russia (RUB 3.4 bln )

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31,2015 AND As of December 31,2014

(Amounts in millions of RUB)

	As of December 31,	As of December 31,
	2015	2014
NON-CURRENT ASSETS:
Property, plant and equipment	302 662	299 023
Investment property	364	290
Intangible assets	109 064	98 520
Investments in associates	9 299	15 217
Deferred tax assets	9 287	6 186
Other non-financial assets	480	—
Other investments	34 667	17 065
Accounts receivable (related parties)	3 335	—
Other financial assets	25 203	21 950
Total non-current assets	494 361	458 251

CURRENT ASSETS:
Inventories	14 510	7 509
Trade and other receivables	34 542	34 463
Accounts receivable (related parties)	6 326	4 525
Short-term investments	49 840	9 942
VAT receivable	9 815	8 071
Income tax assets	5 190	8 656
Assets held for sale	549	2 136
Advances paid and prepaid expenses, other current assets	4 781	4 341
Cash and cash equivalents	33 464	61 410
Total current assets	159 017	141 053

Total assets	653 378	599 304

EQUITY:
Equity attributable to owners of the Company	160 115	168 829
Non-controlling interests	8 256	9 793
Total equity	168 371	178 622

NON-CURRENT LIABILITIES:
Borrowings	292 168	248 549
Deferred tax liabilities	27 346	24 809
Provisions	2 565	2 838
Other financial liabilities	676	522
Other non-financial liabilities	4 342	4 584
Total non-current liabilities	327 097	281 302

CURRENT LIABILITIES:
Borrowings	53 701	41 416
Provisions	7 863	8 684
Trade and other payables	57 756	52 811
Accounts payable (related parties)	1 809	4 674
Income tax liabilities	831	1 368
Other financial liabilities	9 778	5 220
Other non-financial liabilities	26 172	25 207
Total current liabilities	157 910	139 380

Total liabilities and equity	653 378	599 304

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND TWELTH MONTHS ENDED DECEMBER 31, 2015 AND 2014

(Amounts in millions of RUB except per share amount)

	Twelve months ended	Twelve months ended	Three months ended	Three months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Net operating revenue
Service revenue	390 690	381 245	99 518	97 912
Sales of goods	40 542	29 535	13 807	9 290
	431 232	410 780	113 325	107 202
Operating expenses
Cost of services	(130 592)	(119 567)	(33 739)	(32 504)
Cost of goods	(36 580)	(25 450)	(13 130)	(7 677)
Selling, general and administrative expenses	(89 302)	(88 275)	(22 996)	(24 003)
Depreciation and amortization expense	(82 473)	(75 021)	(21 103)	(19 486)
Other operating expense	(2 669)	(1 819)	(896)	(384)
Operating share of the profit of associates	3 457	3 458	931	1 712
Provision for investments in distressed Ukrainian banks	(1 698)	(5 138)	—	(5 138)
Impairment of goodwill in Armenia	(3 516)	—	(3 516)	—
Gain from re-entrance into Uzbekistan	—	6 734	—	3 130

Operating profit	87 859	105 702	18 876	22 852

Currency exchange loss	(6 213)	(17 911)	(2 975)	(8 822)

Other (expenses)/income:
Finance income	8 368	4 519	1 670	1 106
Finance costs	(26 630)	(17 260)	(7 250)	(4 421)
Other expenses	(2 711)	(7 569)	(1 067)	(6 779)
Total other expenses, net	(20 973)	(20 310)	(6 647)	(10 094)

Profit before tax	60 673	67 481	9 254	3 936

Income tax expense	(13 269)	(15 985)	(2 481)	(2 830)

Profit for the period	47 404	51 496	6 773	1 106

Loss/(profit) for the period attributable to non-controlling interests	2 085	(190)	362	275

Profit for the period attributable to owners of the Company	49 489	51 306	7 135	1 381

Other comprehensive (loss)/income

Items that may be reclassified subsequently to profit or loss

Exchange differences on translating foreign operations	1 465	10 948	1 921	15 552
Unrecognised actuarial gain	86	278	86	278
Net fair value (loss)/gain on financial instruments	(3 223)	2 664	(236)	(1 634)
Other comprehensive (loss)/income	(1 672)	13 890	1 771	14 196
Total comprehensive income for the period	45 732	65 386	8 544	15 302
Less comprehensive loss/(income) for the period attributable to the noncontrolling interests	1 455	(2 335)	205	(1 871)

Comprehensive income for the period attributable to owners of the Company	47 187	63 051	8 749	13 431

Weighted average number of common shares outstanding, in millions - basic and diluted	1 989	1 989	1 989	1 989
Earnings per share attributable to the Group - basic:	24,88	25,80	3,59	0,69
Earnings per share attributable to the Group - diluted:	24,87	25,78	3,59	0,69

MOBILE TELESYSTEMS

CONSOLIDATED  STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015 AND 2014

(Amounts in millions of RUB)

	Twelve months ended	Twelve months ended
	December 31, 2015	December 31, 2014

Profit for the period	47 404	51 496

Adjustments to reconcile net income to net cash provided by operating activities:
Non cash gain from re-entrance into Uzbekistan	—	(6 724)
Non cash provision for investment in Delta Bank	—	5 061
Depreciation and amortization	82 473	75 021
Impairment of goodwill in Armenia	3 516	—
Finance income	(8 368)	(4 519)
Finance costs	26 630	17 260
Income tax expense	13 269	15 985
Currency exchange loss	6 213	17 911
Amortization of deferred connection fees	(2 362)	(1 912)
Share of the loss of associates	324	3 080
Change in fair value of financial instruments	(1 014)	95
Inventory obsolescence expense	384	357
Allowance for doubtful accounts	3 221	3 270
Change in provisions	7 265	8 965
Other non-cash items	(562)	(31)

Movements in operating assets and liabilities:
Decrease in trade and other receivables	2 781	5 412
(Increase)/Decrease in inventory	(5 998)	731
Increase in VAT receivable	(642)	(1 058)
Decrease in prepaid expenses and other assets	574	1 217
Decrease in trade and other paybles and other current liabilities	(4 449)	(12 790)

Dividends received	3 269	2 650
Income taxes paid	(9 643)	(9 906)
Interest received	4 760	3 752
Interest paid (net of interest capitalised)	(24 957)	(16 344)
Net cash provided by operating activities	144 088	158 979

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired	0	(2 755)
Purchases of property, plant and equipment	(76 671)	(73 573)
Purchases of intangible assets (net of purchases of 3G licences in Ukraine and 4G licences in Russia)	(19 440)	(18 356)
Purchases of 3G licences in Ukraine	(10 426)	—
Proceeds from sale of property, plant and equipment and assets held for sale	2 988	619
Purchases of short-term investments	(33 014)	(36 013)
Proceeds from sale of short-term investments	31 572	47 619
Purchase of other investments	(40 471)	(34 613)
Proceeds from sale of other investments	106	19 831
Investments in associates	—	(7 767)
Net cash used in investing activities	(145 356)	(105 008)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes	(24 018)	(23 153)
Notes and debt issuance cost paid	(1 244)	(360)
Finance lease principal paid	(409)	(227)
Dividends paid	(50 786)	(49 921)
Cash flows from transactions under common control	(4 821)	508
Proceeds from loans	63 162	69 179
Repayment of loans	(16 132)	(29 235)
Cash inflow under guarantee agreement related to foreigh-currency hedge	6 706	—
Other financing activities	(53)	(3)
Net cash used in financing activities	(27 595)	(33 212)

Effect of exchange rate changes on cash and cash equivalents	761	10 195

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS:	(28 102)	30 954

CASH AND CASH EQUIVALENTS, at beginning of the year, including cash and cash equivalents within assets held for sale of 156 and nil, respectively	61 566	30 612

CASH AND CASH EQUIVALENTS, at end of the year	33 464	61 566
Less cash and cash equivalents within assets held for sale	—	(156)
CASH AND CASH EQUIVALENTS, end of the year	33 464	61 410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: March 21, 2016